Kenneth L. Guernsey	VIA EDGAR AND FEDEX
T: +1 415 693 2091
kguernsey@cooley.com

March 20, 2014

Mr. Jeffrey P. Riedler
Assistant Director
United States, Securities and Exchange Commission
Washington, D.C. 20549

RE:        Adamas Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed March 5, 2014

File No. 333-194342

Dear Mr. Riedler:

On behalf of Adamas Pharmaceuticals, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 18, 2014, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on March 5, 2014.  The Company is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) that reflects the Company’s response to the Staff’s Comments.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement.

Prospectus Summary

Adamas Pharmaceuticals, Inc., page 1

1.                                      We note your response to prior comment 6. Please revise your disclosure to clarify that the baseline measurement is a comparison to the patient’s level of LID prior to taking ADS-5102.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 66 and 73 of the Revised Registration Statement.

Our therapeutics portfolio, page 2

2.                                      We note your response to prior comment 10. Your revised portfolio table indicates that not only the indication but also the composition of the ADS-9000 series is “undetermined.” Please confirm that this series is in such a nascent stage that you have not yet determined the underlying composition of any emerging product candidates and,

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if so, explain the basis for grouping this series together at this early stage of development.

In response to the Staff’s comment, the Company has removed the references to ADS-9000 on page 2 of the Revised Registration Statement and in each other place where ADS-9000 was referenced.

Risk factors, page 4

3.                                      We note your response to prior comment 15. The recalls in question relate directly to the material risk being conveyed in your risk factor and we believe they should be reflected in your prospectus summary. Accordingly, we ask that you revise your eighth bullet point as requested in our prior comment.

In response to the Staff’s comment, the Company has included the requested disclosure on page 4 of the Revised Registration Statement.

Notes to Consolidated Financial Statements

4. Collaboration and License Agreements, page F-15

4.                                      Please refer to your response to comment 35. Based on your response, the license and the know-how are considered two separate deliverables that represent one unit of accounting. Please revise your disclosure to clarify that you have three significant deliverables, as the current disclosure indicates that you have two non-contingent deliverables.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it views the license and know-how as one deliverable representing its own unit of accounting. As discussed in our response to comment 35, Forest did not bargain for the license alone and would not have purchased the know-how without also acquiring the rights to commercialize the drug.  The license without the know-how would not have achieved the economic purpose of the transaction, which is to place Forest in a position to commercialize the drug by the end of 2015. Absent the know-how, Forest would have to incur significant development costs in order to obtain regulatory approval. The Company has revised the disclosure on page F-15 of the Revised Registration Statement to clarify that the license and related technology know-how represent a single deliverable.

5.                                      Please disclose the information included in your response to comment 35 stating why the license and the know-how do not qualify as separate units of accounting as required by ASC 605-25-50-2f.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-15 of the Revised Registration Statement to clarify that the license and the know-how are considered one deliverable. This clarification renders the unit of accounting discussion not applicable.

Please do not hesitate to contact me at (415) 693-2091 or Danielle Naftulin at (650) 849-7118 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Kenneth L. Guernsey

Kenneth L. Guernsey

cc:                                Danielle E. Naftulin, Cooley LLP

Seth J. Gottlieb, Cooley LLP

Gregory Went, Adamas Pharmaceuticals, Inc.

Anthony Rimac, Adamas Pharmaceuticals, Inc.

Bruce Dallas, Davis Polk & Wardwell LLP